SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D
                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1 and
     Amendments Thereto Filed Pursuant to Rule 13d-2(a)


                     Advanced Remote Communication Solutions, Inc.
                              (Name of the Issuer)


                                   Common Stock
                         (Title of Class of Securities)


                                  00759N 10 2
                                 (CUSIP Number)


                               Norman Smith, Esq.
                         Solomon Ward Seidenwurm & Smith
                            401 B Street, Suite 1200
                               San Diego, CA 92101
                                  (619) 231-0303
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 31, 2002
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.
         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                            (Continued on following pages)


CUSIP NO.  00759N 10 2                              13D     Page 2 of 15 Pages


    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Housatonic Micro Fund SBIC, L.P.

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) X
            (b)

    3       SEC USE ONLY

    4       SOURCE OF FUNDS

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[GRAPHIC OMITTED]

    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

           NUMBER                7      SOLE VOTING POWER
             OF                                  8,000,000 (1)

           SHARES                8      SHARED VOTING POWER
        BENEFICIALLY                             13,497,293(1)(2)

          OWNED BY               9      SOLE DISPOSITIVE POWER
         REPORTING                               8,000,000 (1)

           PERSON                10     SHARED DISPOSITIVE POWER
            WITH

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,497,293 (1)(3)

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            60.4%(3)(4)

    14      TYPE OF REPORTING PERSON   PN

(1) The shares shown are calculated on an "as converted" basis, based on Series C-1 and Series C-2 preferred stock held by Housatonic Micro Fund SBIC, L.P., pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, and includes the beneficial shares reflected in the Annual Proxy filed on July 17, 2002.

(2) These shares have been pledged for the sole purpose disclosed in Item 4(c), and Housatonic expressly disclaims any shared voting power for any purpose beyond the limited scope of the votes contemplated under the Voting Agreements described herein.

(3) Pursuant to the financing described herein, Housatonic acquired 22.5% of the Issuer's stock.

(4) Percent based upon outstanding capital stock reported in the Issuer's proxy statement filed on July 17, 2002, consisting of 21,231,627 shares of the Issuer's common stock, and an aggregate of 11,018.25 shares of preferred stock (351.25 shares of Series B preferred stock, which may be exchanged into Series C-3 preferred stock prior to the date of the Annual Meeting, 6,667 shares of Series C-1 preferred stock and 4,000 shares of Series C-2 preferred stock) which are entitled to vote 12,372,204 shares on an "as converted" basis as set forth in the Issuer's Articles of Incorporation, and Certificates of Determination. Pursuant to the proxy statement, and pursuant to 13d-3(d)(1)(i)(D), the following options were also included: 244,225 warrants and 663,500 options for Irene Shinsato, 244,225 warrants and 663,500 options for Scott Boden and 150,000 options for Michael Silverman totaling 35,569,281 outstanding shares for purposes of this calculation.

Item 1.           Security and Issuer

                  (a)      Title of Security:

                           Common Stock, no par value per share (the "Common Stock").

                  (b)      Name of the Issuer:

                           Advanced Remote Communication Solutions, Inc., a California corporation (hereinafter, the "Issuer" or "Company").

                  (c)      The Issuer's principal executive office:

                           10675 Sorrento Valley Road, Suite 200
                           San Diego, CA 92121

Item 2.           Identity and Background

                  The name of the limited partnership filing this statement is Housatonic Micro Fund SBIC, L.P., a Delaware limited liability company ("Housatonic" or the "Reporting Person"). The Reporting Person's principal business is private equity investments. The address of the principal business and principal office of the Reporting Person is 44 Montgomery Street, Suite 4010, San Francisco, CA 94104.

                  (d)-(e) During the last five years the Reporting Person has not been convicted in a criminal proceeding. Also during the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Consequently, the Reporting Person is not required to disclose legal proceedings pursuant to Items 2(d) or 2(e) of this Schedule 13D.

Item 3.           Source and Amount of Funds or Other Consideration

                  On May 31, 2002 (the "Closing Date"), Housatonic entered into a Stock Purchase Agreement with the Issuer, to purchase 5,000 shares of Series C-1 Preferred Stock for $1,500,000 in cash and 3,000 shares of Series C-2 Preferred Stock for an additional $1,500,000. Funds for this transaction came directly from working capital of Housatonic.

Item 4.           Purpose of the Transaction

                  Housatonic acquired the Issuer's Series C Preferred Stock (the "Series C Preferred Stock") as convertible preferred stock for investment purposes only. Housatonic will continue to evaluate its ownership and voting position in the Issuer and may consider the following future courses of action: (i)
                  continuing to hold its convertible preferred stock for investment; (ii) acquiring additional shares of the convertible preferred stock or common stock in privately-negotiated transactions or in the open market upon conversion; or (iii) disposing of all or a portion of its convertible preferred stock in privately-negotiated transactions or in the open market upon conversion, including but not limited to the exercise of its option to acquire the certain assets of the Issuer as described in subsection (c) below. Housatonic has not as yet determined which of the courses of action specified in this paragraph it may ultimately take. Housatonic's future actions with regard to this investment are dependent on its evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Issuer's Common Stock and the Issuer's proficiency in carrying out its business plan.

                  (c) Pursuant to Housatonic's acquisition of the Issuer's convertible preferred stock, Housatonic and its affiliates (as defined in Rule 501(b) of Regulation D under the Securities
                  Act) (each an "Affiliate") acquired the right, exercisable by delivery of written notice to the Issuer and Lexington Funding LLC, a California limited liability company ("Lexington") during the period from August 2, 2002 through June 1, 2003, to purchase certain assets of the Issuer, related to the Issuer's Boatracs business line as specified in that certain Stock Purchase Agreement entered into on May 31, 2002, the relevant portions of which are attached hereto as Exhibit 1 under Item
                  7. This proposal would result in a sale or transfer of a material amount of assets of the Issuer. The exercise of this option may require a shareholder vote. Pursuant to this option, Housatonic has entered into five related Voting Agreements, attached hereto as exhibits to Item 7. Under the voting agreements, each party has committed to Housatonic to vote in favor of the sale of assets in any requisite shareholder vote. The agreements secondarily contemplate voting in favor of an increase to the reserve of the Issuer's 1996 Stock Option Plan.

                  (d) Pursuant to the Housatonic's purchase of convertible preferred stock, a change resulted in the present board of directors and management of the Issuer. The board of directors of the Issuer is set at five. Scott Boden, Andrew Werth, Douglas Dwyer and Daniel Flanagan resigned from the board of directors of the Issuer, and Scott Boden and Irene Shinsato relinquished their visitation rights. Brandon Nixon, Joseph Niehaus, both of whom are affiliated with Housatonic, and Harvey Gettleson were appointed as members of the board of directors of the Issuer, and will sit with the two directors that will remain on the board, Michael Silverman and Mohammed Abutaleb. Michael Silverman resigned as the Chief Executive Officer and Chairman of the board and Brandon Nixon was appointed as the Chief Executive Officer of the Issuer and chairman of the board. Housatonic plans to continue to maintain two directors on the board, pursuant to its voting rights specified in the Series C Certificate of Determination, a copy of which is attached hereto as Exhibit 2 under Item 7. Finally, pursuant to Housatonic's acquisition of convertible preferred stock, it was agreed that a Nominating Committee would be formed, which would be given exclusive authority to determine the slate of nominees for election of prospective new board members and removal of existing board members. The
                  Nominating Committee will consist of three members, one representative of Housatonic, initially set to be Joseph Niehaus, one representative of Lexington, initially set to be Harvey Gettleson, and one independent member, initially set to be Michael Silverman. Both Lexington and Housatonic covenanted to take such action at the next meeting of the shareholders to elect Michael Silverman to the Nominating Committee.

                  (g) As indicated in subsection (d) above, the acquisition of its convertible preferred stock resulted in a change to the Issuer's charter documents. The Issuer filed a Series C Certificate of Determination on May 28, 2002, specifying the rights, preferences and privileges of the Series C Preferred Stock, a copy of which is attached hereto as Exhibit 2 under
                  Item 7.

                  Except as set forth above, and as set forth in the paragraph following this one regarding preliminary discussions with the Issuer, Housatonic has no present plan or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
                  (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer 's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to those enumerated above.

                  As indicated in the paragraph above, Housatonic would like to disclose that they recently entered into preliminary discussions regarding a potential infusion of capital resulting in a sale or issuance of Issuer's capital stock. Thusfar, however, no terms have been agreed upon as of the time of this filing.

                  Housatonic reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.


Item 5.           Interest in Securities of the Issuer

                  (a) As of May 31, 2002, Housatonic beneficially owns an aggregate amount of 21,497,293.

                  (b) The aggregate amount disclosed above is based on the following beneficial ownership figures, as disclosed in the Annual Proxy statement filed by the Issuer on July 17, 2002:
                  3,544,837 for  Silverman,  2,373,075 for Boden,  2,373,075 for
                  Shinsato, 4,034,041 for Lexington. QUALCOMM's beneficial ownership was not reported in the Annual Proxy Statement, but the Reporting Person hereby uses 1,172,265, as this was the amount pledged by QUALCOMM in the Voting Agreement. Housatonic holds sole beneficial ownership of 22.5% of the Common Stock, but has an aggregate beneficial ownership of 60.4% pursuant to 13d-5. This percentage is based upon outstanding capital stock which was reported in the Issuer's proxy statement filed on July 17, 2002, consisting of 21,231,627 shares of the Issuer's common stock, and an aggregate of 11,018.25 shares of preferred stock (351.25 shares of Series B preferred stock, which may be exchanged into Series C-3 preferred stock prior to the date of the Annual Meeting, 6,667 shares of Series C-1 preferred stock and 4,000 shares of Series C-2 preferred stock) which are entitled to vote 12,372,204 shares on an "as converted" basis as set forth in the Issuer's Articles of Incorporation and Certificates of Determination. Housatonic has no outstanding options or warrants to acquire Common Stock in the next 60 days. Under Housatonic's Boatracs Option, the exercise of such option would result in an exchange of the acquired shares for the value of the Boatracs business line. However, since these shares have been acquired outright, for purposes of beneficial ownership under 13d-3, these shares have already been accounted for.

                  (c) Housatonic has not effected any transaction in the Common Stock within the past sixty days.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

                  (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Housatonic is a party to separate Voting Agreements with Michael Silverman, Irene Shinsato, Scott Boden, QUALCOMM, Incorporated and Lexington, each dated May 30, 2002, pursuant to which each party agrees to vote all or a specified portion of the shares of voting capital stock of the Issuer held by such party (i) in favor of an increase in the reserve of shares under the Issuer's 1996 Stock Option Plan and (ii) in the event that Housatonic exercises its option to purchase the assets of the Issuer's Boatracs division as described in Item 4(c) above, to approve such sale in connection with a shareholder ratification if sought by the Issuer. Housatonic hereby claims membership in a group with respect to the Voting Agreements and its covenant to take action to elect Michael Silverman to the Nominating Committee detailed in section 8.6 of the Series C Preferred Stock Purchase Agreement (the "Stock Purchase Agreement"). The Voting Agreements are attached hereto collectively as Exhibit 3 under Item 7. In addition to these Voting Agreements, Housatonic has covenanted with Lexington in Section 8.6 of the Stock Purchase Agreement to take such action at the next meeting of the shareholders to elect Michael Silverman to the board of directors.

Item 7.           Material to be Filed as Exhibits

                  The following documents are filed as Exhibits:

1. Relevant portions related to the Housatonic Boatracs Purchase Option taken from the Stock Purchase Agreement, dated May 31, 2002, by and among Housatonic, Issuer, and Lexington.

2. Issuer's Series C Certificate of Determination, as filed with the Secretary of State of the State of California on May 28, 2002 (incorporated by reference to Exhibit 3.1 to the Issuer's report on Form 8-K filed with the Commission on June 17, 2002).

3. Voting Agreements, dated May 30, 2002, by and between Housatonic and Michael Silverman, Irene Shinsato, Scott Boden, QUALCOMM, Incorporated and Lexington, respectively. Pursuant to Rule 12b-32 of the Exchange Act, Lexington's Voting Agreement was filed with the Commission on August 9, 2002, is hereby incorporated by reference. Pursuant to Rule 12b-31, the other four agreements have been omitted from this filing, as they are deemed by the Reporting Person to be substantially identical to the Lexington Voting
                           Agreement. The material details which differ are disclosed below:

                           Michael Silverman pledged to vote all beneficial shares in the Voting Agreement, and has the following address: 10675 Sorrento Valley Road, Suite 200, San Diego, CA 92121-1609.

                           Qualcomm, Inc. pledged to vote all beneficial shares in the Voting Agreement, and has the following address: 5775 Morehouse Drive, San Diego, CA 92121.

                           Both Irene Shinsato and Scott Boden each agreed to vote all beneficial shares, in their respective Voting Agreements, and have the following respective addresses: P.O. Box 2495, La Jolla, CA 92038 and 1600 Ludington Lane, La Jolla, CA 92037. Furthermore, their Voting Agreements differ in two more material details from the other three Voting Agreements listed herein. (1) Neither Ms. Shinsato, nor Mr. Boden are obligated under their Voting Agreements to vote their shares in favor of a proposal to increase the reserve pool of options authorized under the 1996 Stock Option Plan at the next annual meeting, (2) nor are their respective transferees (should they sell their shares) bound to the terms of their Voting Agreements.


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Date:  August 28, 2002


                                            HOUSATONIC MICRO FUND SBIC, L.P.,
                                            a Delaware limited liability company


                                                     By:  /s/ Joseph M. Niehaus
                                                          Joseph M. Niehaus
                                                          Member



                                    EXHIBIT 1

SECTION 8.6

Nominating Committee. As soon as practicable following the Closing, the Company's Board of Directors shall form a Nominating Subcommittee of the Board which shall have the exclusive authority to determine the slate of nominees for election to the Board, prospective new Board members, the removal of existing Board members, and other customary duties of such a committee. The Nominating Committee shall be comprised of only three members as follows: a representative of Housatonic, who shall initially be Joseph N. Niehaus, a representative of Lexington, who shall initially be Harvey S. Gettleson and an independent member of the Board, who shall initially be Michael L. Silverman. The Nominating Committee shall remain in force and effect for so long as a representative of Housatonic remains on the Board of Directors. The Purchasers and Michael Silverman hereby covenant to take such action at the next meeting of the shareholders to elect Michael Silverman to the Board of Directors.

SECTION 9.  BOATRACS PURCHASE OPTION.

9.1 Purchase Option. Housatonic and its Affiliates shall have the exclusive right, exercisable by delivery of written notice (the "Boatracs Notice"), to the Company (with a copy to Lexington) during the period from August 2, 2002 through June 1, 2003 to purchase the assets of the Company's Boatracs division as specified on Exhibit F hereof (the "Boatracs Assets") at a purchase price equal to the twelve month trailing (a) net income less (b) the sum of (i) any agreed upon additional payments to Qualcomm Incorporated in connection with the agreement contemplated by Section 4.1(n) of the Series C Stock Purchase
Agreement (that has not already been taken into account in the computation of net income) not to exceed $250,000 and (ii) interest income; plus (c) the sum of
(i) income tax provision,  (ii) interest expense, (iii) amortization expense and
(iv) depreciation expense as set forth in the Company's statement of operations and statement of cash flows attributable to the Boatracs division, in conformity with accounting principals generally accepted in the United States of America and consistent with prior accounting practices of the Company calculated as of the date of the Boatracs Notice multiplied by five (5.0) (the "Boatracs Purchase Price"). The parties hereto acknowledge and agree that the Boatracs Purchase Price is a reasonable approximation of the value of the Boatracs Assets. In the event that Housatonic exercises its option to purchase the Boatracs Assets hereunder, Housatonic may tender the Series C Preferred Stock then held by Housatonic toward the purchase price therefor; such shares shall be valued at their original purchase price plus accrued but unpaid dividends thereon. The Company covenants that it will use its best efforts to assist in obtaining any approvals that may be necessary or appropriate in connection with such sale including, without limitation, obtaining any regulatory approvals under applicable laws and regulations, assignments or delegation of any third party agreements in connection therewith, and/or any board and shareholder approvals that may be necessary or advisable.

9.3 Operation Of Boatracs Division.

(a) During the period from the date hereof and the termination of the Boatracs Option:

(i) the Company shall conduct the operations of the Boatracs communications business segment, as described in the Form 10-KSB filed by the Company with the Securities and Exchange Commission on May 15, 2002 including the description on
Item 1 therein (the "Boatracs Business") in the ordinary course of business and in the same manner as such operations were conducted prior to the date of this Agreement;

(ii) the Company shall use its best efforts to: (i) preserve intact the current business organization of the Boatracs Business, (ii) keep available the services of the current officers and employees of the Boatracs Business, (iii) maintain the relations and good will with all material suppliers, customers, landlords, creditors, licensors, licensees, employees, independent contractors and other persons having material business relationships with the Boatracs Business, and
(iv) promptly repair, restore or replace in the ordinary course of business any Boatracs Assets that are destroyed or damaged;

(iii) the Company shall maintain insurance on or related to the Boatracs Business which is at least comparable to the insurance policies in place on the date hereof;

(iv) the officers of the Company shall confer regularly with Housatonic concerning operational matters and the status of the business, condition, assets, liabilities, operations, financial performance and prospects of the Boatracs Business;

(v) the Company and its officers shall use their best efforts to cause the Boatracs Business to operate profitably and to maximize its revenues;

(vi) the Company shall not alter, modify or accelerate its existing collection levels of account receivables or its existing levels of invoice billing or billing services or billing method in each case as related to the Boatracs Business;

(vii) the Company shall not authorize, commit or irrevocably offer to take any actions inconsistent with this Section 9.

(b) Without limiting Section 9.3(a), the Company agrees that, during the period between the date hereof and the exercise of the Boatracs Options (the "Exercise Date"), it will not, and will cause its subsidiaries not to, in each case without the prior written consent of Housatonic:

(i) in a single transaction or series of related transactions, sell (including any sale-leaseback), lease, license, pledge, transfer or otherwise dispose of (including through a dividend or distribution to any person), or discontinue, all or any portion of its assets, business or properties that are used in or necessary for the conduct of the Boatracs Business or are part of the Boatracs Assets except for the sale of inventory in the ordinary course of the Boatracs Business and consistent with past practices;

(ii) dismiss any management-level business employee other than for cause or transfer any employee in each case whose services are utilized primarily for the conduct of the Boatracs Business;

(iii) except in an amount, individually or in the aggregate, not to exceed $50,000, commit to make any capital expenditure or acquire any property or assets in connection with the Boatracs Business to the extent the commitment will give rise to any liabilities;

(iv) permit or allow any of the Boatracs Assets to be subject to any encumbrance which cannot be removed prior to the Exercise Date without giving rise to any liabilities;

(v) write-off as uncollectible any notes or accounts, funds or trust receivables that are part of the Boatracs Assets, except for write-downs or write-offs in the ordinary course of business and consistent with past practice;

(vi) to the extent related to the Boatracs Business, commence, undertake or engage in any new and material line of business or commit to open or open a new office (or move or close any existing office);

(vii) adopt a plan or resolution to dissolve or liquidate the Company or any of its subsidiaries other than to the extent the dissolution or liquidation does not materially and adversely affect the Boatracs Business and would not materially and adversely affect the ability of the Company to perform its obligations under this Agreement;

(viii) intentionally take any action that, or intentionally omit to take any action not otherwise prohibited by the terms of this Agreement the omission of which, would (A) breach any provision of this Agreement, or (B) result in any of the conditions to the consummation of the transactions not being satisfied on or prior to the date of termination of the Boatracs Option;

(ix) recognize any labor union or enter into any collective bargaining agreement that includes any business employee in each case whose services are utilized primarily for the conduct of the Boatracs Business;

(x) settle or compromise any claim, dispute or pending proceeding on a basis requiring any agreement that would (A) give rise to any liabilities to be assumed by Housatonic if it were to acquire the Boatracs Business or (B) materially and adversely affect the Company's ability to perform its obligations under this Agreement;

(xi) commit, enter into, or irrevocably offer to enter into, any contract to take any of the actions prohibited in this Section 9.3(b).



                      EXHIBIT F TO STOCK PURCHASE AGREEMENT

                               THE BOATRACS ASSETS


         All rights with respect to OmniTRACs

         All Intellectual Property and Software

         All satellite based and tracking systems

         All integrated software systems

         The 24-hour network operations center

         All other Assets within the Boatracs commercial segment, as defined below:

         For purposes of this Agreement, "Assets" shall mean and include: (a) all of the properties, rights, interests and other tangible and intangible assets of the Company (wherever located and whether or not required to be reflected on a balance sheet prepared in accordance with generally accepted accounting principles), including any assets acquired by the Company from the Closing to the Exercise Date; and (b) any other assets that are owned by any of the Shareholders or any other Related Party including any assets acquired by the Shareholders or any other Related Party from the Closing to the Exercise Date, in the case of each of (a) and (b) above, that are needed for the conduct of, or are useful in connection with, the operations of Boatracs communications business segment as described in the Form 10-KSB filed by the Company with the Securities and Exchange Commission on May 15, 2002 including the description in
Item 1 therein (the "Acquired Business"). Without limiting the generality of the foregoing, the Assets shall include:

         (1) all accounts receivable, notes receivable and other receivables of the Company related to the Acquired Business;

         (2) all inventories and work-in-progress of the Company, and all rights to collect from customers related to the Acquired Business (and to retain) all fees and other amounts payable, or that may become payable, to the Company with respect to services performed on behalf of the Company on or prior to the Exercise Date;

         (3) all equipment, inventory, materials, prototypes, tools, supplies, vehicles, furniture, fixtures, improvements and other tangible assets of the Company related to the Acquired Business;

         (4) all advertising and promotional materials possessed by the Company related to the Acquired Business;

         (5) all proprietary assets (including the rights to use the names "BOATRACS", "VCOMM IP", "CHARTVIEW" and "BOATMAIL" and variations thereof, and any other patent, trademark, service mark, trade name, copyright, trade secret, know-how, customer list, franchise, system, computer software, invention, design, blueprint, engineering drawing, proprietary product, technology, proprietary right or other intellectual property right or intangible asset that may be related to or connected with the company) and goodwill of the Company related to the Acquired Business;

         (6) all rights of the Company under the Company contracts related to the Acquired Business including all rights under the Company's License and Distribution Agreement with Qualcomm as amended , and related agreements;

         (7) all governmental authorizations held by the Company related to the Acquired Business, including any (a) permit, license, certificate, franchise, concession, approval, consent, ratification, permission, clearance, confirmation, endorsement, waiver, certification, designation, rating, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any governmental body or pursuant to any legal requirement of any applicable jurisdiction, except for any local business license for the conduct of business in the ordinary course of business; or (b) right of a governmental body under any contract with any governmental body;

         (8) all claims (including claims for past infringement of proprietary assets, as specified in Section (5) above) and causes of action of the Company against other Persons (regardless of whether or not such claims and causes of action have been asserted by the Company), and all rights of indemnity, warranty rights, rights of contribution, rights to refunds, rights of reimbursement and other rights of recovery possessed by the Company related to the Acquired Business (regardless of whether such rights are currently exercisable); and

         (9) all books, records, files and data of the Company related to the Acquired Business.